Exhibit 99.3

PERDIGÃO LEADS CORPORATE GOVERNANCE RANKING

Company is selected among representatives from 33 countries

IR Global Ranking 2007, organized by MZ Consult, in partnership with JP Morgan, KPMG and Linklaters has ranked Perdigão as the Best Brazilian Company and the Best  Company in the Consumer Goods and Retail Sector for Latin American Corporate Governance practices. The Company was today presented with the TOP 5 prize for Corporate Governance during the Investor Relations Workshop.

This is the ninth edition of the Investor Relations Global Ranking and Awards in which there were 145 participants from 33 countries.

We are very honored to have received this award. We have implemented rules of a high standard of corporate governance according to the São Paulo Stock Exchange’s (Bovespa) New Market (Novo Mercado) regulations. We also have diffuse shareholding control, protective mechanisms and equal rights for all our 15 thousand shareholders. The objective of these initiatives is to add value with greater transparency and liquidity as well as creating the foundations for growth  of the businesses, based on economic-financial, social and environmental sustainability.

We dedicate this award to our shareholders and our more than 39 thousand employees.

São Paulo, February 9 2007

Wang Wei Chang

Chief Financial Officer